SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

10026592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WR RICE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

938 FOREST AVE
(No. and Street)

PORTLAND (City) ME (State) 04103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANA CLARK, CPA, MST (207) 797-2746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARK, FRIEL AND JOYCE, P.A.
(Name – *if individual, state last, first, middle name*)

128 AUBURN ST. (Address) PORTLAND (City) ME (State) 04103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM R. RICE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WR RICE FINANCIAL SERVICES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DARRELL E. GILL
Notary Public, Maine
My Commission Expires July 2, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ O STATEMENT OF CASH FLOWS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☑ P INDEPENDENT AUDITORS REPORT
- ☑ Q NOTES TO FINANCIAL STATEMENTS

CLARK, FRIEL
and
JOYCE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

128 Auburn Street
Portland, ME 04103
TEL: (207) 797-2746
FAX: (207) 797-2796

15 Washington Street
Sanford, ME 04073
TEL: (207) 324-0086
FAX: (207) 324-2904

Dana C. Clark, CPA, MST
Suzanne Friel, CPA, MST
M. Patrick Joyce, CPA

W. R. Rice Financial Services, Inc.
938 Forest Avenue
Portland, ME 04103

In planning and performing our audit of the financial statements of W. R. Rice Financial Services, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13**

2. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System**

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Friel and Joyce, P.A.

Clark, Friel and Joyce, P. A.
February 21, 2010

W. R. Rice Financial Services, Inc.

FINANCIAL STATEMENTS

Year Ended December 31, 2009

CONTENTS

CLARK, FRIEL
and
JOYCE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

128 Auburn Street
Portland, ME 04103
TEL: (207) 797-2746
FAX: (207) 797-2796

15 Washington Street
Sanford, ME 04073
TEL: (207) 324-0086
FAX: (207) 324-2904

Dana C. Clark, CPA, MST
Suzanne Friel, CPA, MST
M. Patrick Joyce, CPA

Independent Auditors' Report

W. R. Rice Financial Services, Inc.
938 Forest Avenue
Portland, ME 04103

We have audited the accompanying statement of financial condition of W. R. Rice Financial Services, Inc. (an S corporation) as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. R. Rice Financial Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Friel and Joyce, P.A.

Clark, Friel and Joyce, P.A.
February 21, 2010

W. R. Rice Financial Services, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 13,354
Commissions receivable	6,460
Prepaid expenses	10,995
Marketable securities, available for sale	109,663
Total current assets	140,472
PROPERTY AND EQUIPMENT (at cost)	
Furniture and equipment	31,977
Leasehold improvements	25,330
	57,307
Less accumulated depreciation	40,870
Total property and equipment	16,437
	$156,909

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 1,304
Accrued expenses	8,185
Note payable - line of credit	30,025
Note payable - payments due within one year	4,624
Total current liabilities	44,138
STOCKHOLDER'S EQUITY	
Common stock, no par value; 3,000 shares authorized, issued and outstanding	20,000
Additional paid-in capital	20,000
Retained earnings	62,702
Accumulated other comprehensive income	
Unrealized gains on marketable securities	10,069
Total stockholder's equity	112,771
	$156,909

The accompanying notes are an integral part of these statements.

W. R. Rice Financial Services, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2009

REVENUES	
Commissions	$391,529
Financial planning and advisory fees	33,229
Other income	14
Interest income	155
Total revenues	424,927
OPERATING EXPENSES	
Commissions paid	266,521
Officer's salary	75,000
Office rent	26,000
Other wages	3,565
Repairs and maintenance	6,471
Insurance	11,228
Professional fees	10,223
Payroll taxes	6,246
Telephone and utilities	7,858
Regulatory fees	550
Office supplies and postage	2,498
Cantella maintenance fees	2,030
Travel and entertainment	2,366
Equipment rental	1,288
Depreciation	1,642
Computer expenses	1,819
Memberships, publications and license fees	619
Advertising and promotion	592
Miscellaneous	2,452
Interest expense	2,350
Pension expense	10,000
Representative expense reimbursement	(34,729)
Total operating expenses	406,589
NET INCOME	$ 18,338

The accompanying notes are an integral part of these statements.

W. R. Rice Financial Services, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, beginning	$20,000	$20,000	$92,296	$37,250	$169,546
Net income	-	-	18,338	-	18,338
Stockholder distributions	-	-	(47,932)	-	(47,932)
Change in unrealized gains on marketable securities	-	-	-	(27,181)	(27,181)
Balance, ending	$20,000	$20,000	$62,702	$10,069	$112,771

The accompanying notes are an integral part of these statements.

W. R. Rice Financial Services, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$18,338
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,642
Increase in commissions receivable	(1,831)
Decrease in due from stockholder	36,000
Increase in prepaid expenses	(10,454)
Increase in accounts payable and accrued expenses	1,979
Total adjustments	27,336
Net cash provided by operating activities	45,674
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(9,522)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net payments on note payable - line of credit	(5,975)
Proceeds from note payable (net)	4,624
Stockholder distributions	(47,932)
Net cash used by financing activities	(49,283)
DECREASE IN CASH	(13,131)
Cash, beginning	26,485
Cash, ending	$13,354

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$ 2,289

The accompanying notes are an integral part of these statements.

W. R. Rice Financial Services, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer engaged primarily in transactions in securities. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Association (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company was incorporated in 1994 in the State of Maine.

Accounting Method

The Company maintains its accounting records on the accrual basis of accounting.

Commissions Receivable

Bad debts are charged to operations in the year in which the account is determined uncollectible. If the reserve method of accounting for uncollectible accounts were used, it would not have a material effect on the financial statements.

Depreciation

Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized.

Depreciation is computed by using the straight-line method over the estimated useful lives of the assets, which is from five to thirty nine years. Depreciation expense for the year ended December 31, 2009 was $1,642.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Income Taxes

The Company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Such an election requires the stockholder to report the Company's taxable income with the stockholder's individual income tax returns. Therefore, no provision or liability for Federal or state income taxes is presented in these financial statements.

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and is not held for sale in the ordinary course of business.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to operations when incurred.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

LINE OF CREDIT

The Company has available a line of credit of $50,000, payable on demand, with interest payable monthly at the Wall Street Journal prime (4.25%) at December 31, 2009. The stockholder personally guarantees the line of credit. The outstanding balance at December 31, 2009 was $30,025.

PROFIT SHARING PLAN

The Company has established a noncontributory profit-sharing retirement plan for its eligible employees. The Company's contribution is determined solely at the discretion of the stockholder. The plan is qualified under the Internal Revenue Code. All contributions are being paid to the trustees of the plan. The stockholder elected to make a contribution to the plan for the year ended December 31, 2009 of $10,000.

RELATED PARTY TRANSACTIONS

In November 1997, the Company began leasing office space from its sole stockholder. The rent paid in 2009 was $26,000. There is no formal lease agreement as of December 31, 2009.

DEPOSITS HELD BY FINANCIAL INSTITUTIONS

At year-end, the carrying amount of the Company's deposits was $13,354 and the bank balance was $26,823. The principal difference between these amounts are outstanding checks. The bank balance is categorized as follows:

Amount insured by the FDIC or collateralized with securities held by the Company in its name	$26,823
Amount collateralized with securities held by the pledging financial institution's trust department in the Company's name	-
Amount uninsured and uncollateralized	-
Total bank balance	$26,823

LEASE COMMITMENT

The Company leases office equipment under an operating lease that will expire in September 2011. The rent expense under this lease for the year ended December 31, 2009 was $1,288.

Future minimum lease payments are as follows:

Years ending December 31,	
2010	$1,522
2011	1,054
	$2,576

MARKETABLE SECURITIES

Marketable securities are classified as available for sale. Available for sale securities are reported at fair market value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholder's equity.

Cost and fair value of marketable securities available for sale at December 31, 2009 is as follows:

	Cost	Unrealized Gains	Fair Value
Marketable securities (level 1)	$99,594	$10,069	$109,663

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation depending on length of service and other factors. At December 31, 2009, the value of accumulated vacation leave could not be estimated. However, it would not have a material effect on the financial statements.

NOTE PAYABLE

The Company financed insurance premiums totaling $10,183, payable in nine monthly installments of $1,181 (principal and interest) through April 2010 with an interest rate of 10.45%. The outstanding balance at December 31, 2009 was $4,624.

W. R. Rice Financial Services, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

NET CAPITAL		
Stockholder's equity from statement of financial condition		$112,771
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total stockholder's equity and subordinated borrowings		112,771
Deductions and/or charges:		
Nonallowable assets		
Accounts receivable	-	
Prepaid expenses	10,995	
Property and equipment (net of accumulated depreciation)	16,437	
Other deductions and/or charges	-	(27,432)
Net capital before haircuts on securities positions		85,339
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	16,449	
Undue concentration	14,949	31,398
Net capital		$ 53,941
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ 44,138
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 44,138

W. R. Rice Financial Services, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONT.)
December 31, 2009

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 2,943
Minimum net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	5,000
Net capital requirement (greater of above minimums)	5,000
Excess net capital (net capital less net capital requirement)	48,941
Excess net capital at 1000%	$48,941
Percentage of aggregate indebtedness to net capital	81.8%

There is no material difference between the audited Computation of Net Capital and the corresponding unaudited Part IIA of the Form X-17A-5 FOCUS report.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that rule.